mPHASE TECHNOLOGIES, INC.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

November 24, 2009

Re:

mPhase Technologies, Inc.
Definitive Proxy Statement on Schedule 14A
Filed: November 24, 2009
File No. 000-3-0202

Dear Mr. Mancuso:

This is in response to your letter of even date herewith regarding the above-referenced matter to Mr. Gustave T. Dotoli our Chief Operating Officer.

Please note that we have, pursuant to our letter of correspondence dated November 20, 2009,  included a detailed response to the comments contained in your letter of November 12, 2009 plus a black-lined copy of our proposed changes in response to each of your questions and comments in a Definitive Proxy. On November 23, 2009 I received a telephone call from Mr. Gabriel Eckstein requesting that I file a "Proxy" containing the changes which I promptly did. There was no specification that such a Proxy filing should be a Preliminary Proxy.

Rule 14a-4-6(b) cited in your most recent letter merely indicates that two copies of what is filed shall be market to indicate changes. We believe we have compiled with this requirement by sending you a Marked Proxy as part of our correspondence filing of November 20, 2009 on the Edgar filing System. Please advise us if you want us to submit two marked hard copies by mail to aid in your review process.

As also noted in our letter of November 20, 2009, we moved the proposed mailing date of our Proxy back to December 3, 2009 in order to accommodate the Commission's review process of this matter. Since we have answered all of the questions posed concerning our Proxy both in our correspondence and in a Marked proxy document indicating our proposed changes we believe we have supplied the Commission with all of the information necessary to commence its final review process. Out intent, of course, is to incorporate all of the Commission's comments in the Definitive Proxy mailed. If the staff of the Commission believes it needs more time than December 3, 2009 to discuss and agree on comments either with respect to our Proxy of our June 30, 2009 Form 10K filing (which we also intend to amend per the request contained in section 1 of your letter dated November 12, 2009 prior to our Proxy mailing) please advise us accordingly. You will note further that we have moved back both our Annual Meeting Date and Record and mailing dates in order to implement all comments received from the SEC to date and to provide adequate time for the staff of the Commission to review out responses.

We believe we have followed the correct rules and procedures with regard to the review of our Proxy and that the Commission now has all substantive information with respect to our proposed amendments to our Proxy and Form 10-K.

The Company acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal  securities laws of the United States.

Kindly contact either Mr. Edward Suozzo at 917-324-0534 who is our point person in this matter working with resolving the issues on our Form 10-K with Mr. Jeff Jaramillo, Accounting Branch Chief at the Commission. If I can be of any further assistance to facilitate any aspect of this matter, please do not hesitate to contact me at 203-831-2242. Thank you very much for your time and assistance in this matter.

Very truly yours,

/s/ Martin S. Smiley
Martin Smiley
EVP, CFO and Geenral Counsel